Filed by Transatlantic Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545
Letter to shareholders disseminated by Transatlantic Holdings, Inc. on August 19, 2011.
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August 19, 2011
Dear Fellow Stockholders:

At the upcoming Special Meeting of stockholders scheduled for September 20, 2011, stockholders of Transatlantic will be asked to vote on the proposed merger agreement with Allied World. The Board of Directors unanimously recommends the merger agreement with Allied World and believes the combination will deliver the best long-term value for stockholders.

We urge you to vote FOR the proposals associated with the merger agreement with Allied World. Your vote is important no matter how many or few shares of Transatlantic you own.

As we announced on June 12, 2011, the Transatlantic Board of Directors entered into this agreement because it believes the combined company, TransAllied Group Holdings, AG, would create a leading, diversified, specialty-focused reinsurance and insurance company with a global reach and a local presence in key markets. We believe the combined company will deliver significant value to stockholders, and as such, we remain committed to the terms of our merger agreement and look forward to closing the transaction in the fourth quarter.

As you are aware, since we entered into the merger agreement with Allied World, we have received acquisition proposals from Validus Holdings, Ltd. and from National Indemnity Company. The Board of Directors has reviewed and will continue to review all acquisition proposals received by the company in a manner consistent with its fiduciary duties to our stockholders and our obligations under our merger agreement with Allied World. The Board of Directors reaffirms its recommendation of, and its declaration of advisability with respect to, the merger agreement with Allied World.

Approval of the TransAllied merger agreement requires the affirmative vote of a majority of the shares of Transatlantic outstanding common stock. The failure to vote or abstaining from voting has the same effect as a vote against the merger agreement. Accordingly, please sign, date and return the enclosed WHITE proxy card promptly in the envelope provided to vote FOR the merger. If you hold your stock through a bank, broker, or other custodian, that custodian will not vote your stock without your instruction. Please follow the procedures provided by your custodian to ensure that your vote is represented at the special meeting.

The enclosed joint proxy statement/prospectus contains important information about the transaction. We urge you to read it carefully in its entirety.

You can find more information about the Special Meeting and our merger agreement with Allied World at our website: www.transre.com.

If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Georgeson, Inc. at 888-613-9817, or email transatlantic@georgeson.com for copies of the proxy materials or questions concerning the merger.

Thank you for your support.

Sincerely,

Richard S. Press
Chairman of the Board

Additional Information about the Proposed Merger with Allied World and Where to Find It

This communication relates to a proposed merger between Allied World and Transatlantic. In connection with the proposed merger, Allied World has filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on August 18, 2011, a registration statement on Form S-4 that includes a joint proxy statement/prospectus that provides details of the proposed merger and the attendant benefits and risks. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their stockholders in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to stockholders as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Additional Information About the Validus Exchange Offer

This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus Exchange Offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.

Participants in the Solicitation

Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger, which was filed by Allied World with the SEC on August 17, 2011. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders and the joint proxy statement/prospectus related to the proposed merger, which was filed with the SEC on August 17, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, will be contained in the other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Transatlantic’s or Allied World’s stockholder approval or the failure to satisfy other conditions to completion of the proposed merger with Allied World, including receipt of regulatory approvals; risks that the proposed merger disrupts current plans and operations; risks that the unsolicited Validus exchange offer and/or National Indemnity proposal disrupts current plans and operations, including the proposed merger; the ability to retain key personnel; the ability to recognize the benefits of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger, the Validus exchange offer and the National Indemnity proposal; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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